UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 _______________________________________________
FORM N-8F
_______________________________________________
APPLICATION FILED PURSUANT TO SECTION 8(f) OF THE INVESTMENT COMPANY ACT
OF 1940 (the “Act”) AND RULE 8f-1 THEREUNDER FOR ORDER DECLARING THAT COMPANY
HAS CEASED TO BE AN INVESTMENT COMPANY
Dated: September 6, 2019

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

◻	Merger

☒	Liquidation

◻	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

◻	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:

Underlying Funds Trust

3.	Securities and Exchange Commission File No.:

811-21895

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

◻   Initial Application            ☒    Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State Zip Code):

8510 Colonnade Center Drive, Suite 150
Raleigh, NC 27615

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

David Perkins
8510 Colonnade Center Drive, Suite 150
Raleigh, NC 27615
 (919) 846-2324

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Hatteras Funds, LP
8510 Colonnade Center Drive, Suite 150
Raleigh, NC 27615
(919) 846-2324

Hatteras Funds, LP, the Registrant’s investment adviser, is responsible for maintaining records with respect to the purchases and sales of securities and other investments, orders, accounts and other records relating to portfolio management activities, including those records required to be maintained under the Investment Advisers Act of 1940.

Hatteras Capital Distributors, LLC
8510 Colonnade Center Drive, Suite 150
Raleigh, NC 27615
(919) 846-2324

As the Registrant’s principal underwriter, Hatteras Capital Distributors, LLC is responsible for maintaining records relating to its function as the principal underwriter of the Registrant’s shares.

U.S. Bancorp Fund Services, LLC (“Fund Services”)
615 E. Michigan Street
Milwaukee, WI 53202
(833) 612-1912

As the Registrant’s transfer agent, Fund Services is responsible for maintaining share transaction and other shareholder records. As fund accountant, Fund Services is responsible for maintaining records relating to portfolio accounting services, expense accrual and payment services, fund valuation and financial reporting services, tax accounting services, and compliance control services. As fund administrator, Fund Services is responsible for maintaining records related to, among other things, all necessary bookkeeping, financial statements, and federal, state, and local tax returns. Fund Services is responsible for maintaining records with respect to the charter, bylaws, agreements, minute books, and records required to be maintained under Rule 38a-1.

U.S. Bank N.A.
1555 N. Rivercenter Drive, Suite 302
Milwaukee, WI 53212
(833) 612-1912

As the Registrant’s custodian, U.S. Bank N.A. is responsible for maintaining records with respect to handling the receipt and delivery of securities, collecting interest and dividends on the Fund’s investments, and safekeeping and controlling the Fund’s cash and securities.

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒    Management company

◻	Unit investment trust; or

◻	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒    Open-end            ◻    Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Hatteras Funds, LP 6601 Six Forks Road, Suite 340 Raleigh, NC 27615 (919) 846-2324	White Oak Capital Management, LLC 900 3rd Ave., 18th Floor New York, NY 10022 (212) 218-6370	Amundi Smith Breeden, LLC 280 S. Mangum St., Suite 301 Durham, NC 27701 (919) 967-7221	Matlinpatterson Global Advisers, LLC 520 Madison Ave, 35th Floor New York, NY 10022 (212) 651-9500
Sound Point Capital Management, LP 375 Park Ave, 33rd Floor New York, NY 10152 (212) 895-2280	Apis Capital Advisors, LLC 110 E. 42nd St., Suite 1419 New York, NY 10017 (203) 409-6301	Intrinsic Edge Capital Management, LLC 318 W. Adams, Suite 200A Chicago, IL 60606 (312) 734-1088	ISF Management, LLC 1345 Ave. of the Americas 3rd Floor New York, NY 10105 (646) 607-9611

Lutetium Capital, LP
30 Owenoke Park
Westport, CT 06880
(203) 717-0300

Boardman Bay Capital Management, LLC
1120 Ave. of the Americas, 4th Floor
New York, NY 10036
(646) 358-4181

Longbow Capital, Inc.
7th Ave. SW
Calgary, Alberta T2P 4K9
(403) 264-1888

Nicholas Investment Partners, LP
6451 El Sicomoro
Rancho Santa Fe, CA 92067
(858) 756-4545

Centurion Investment
Management
*Inactive*

MeehanCombs, LP
40 Signal Rd., Suite 3
Stamford, CT 06902
(203) 295-7413

Dominion Capital Management
310 W. Front St., Suite 200
Traverse City, MI 49684
(231) 995-4400

GAMCO Asset Management
One Corporate Center
Rye, NY 10580
(914) 921-5000

Lorem Ipsum Management, LLC
230 Park Avenue, Suite 965
New York, NY 10169
(646) 502-5620

Revolution Capital Management, LLC
1400 16th St., Suite 510
Denver, CO 80202
(720) 496-0947

Coe Capital Management
430 Park Ave.
Highland Park, IL 60035
(847) 597-1700

Phoenix Investment
Adviser, LLC
420 Lexington Ave., Suite 2040
New York, NY 10170
(212) 359-6200

Chartwell Investment Partners
1205 Westlakes Drive, Suite 100
Berwyn, PA 19312
(610) 296-1400

Jadwin Partners, LLC
1424 Chapin Ave.
Burlingame, CA 94010
(650) 372-2701

Moab Capital Partners, LLC
152 W. 57th St., 9th Floor
New York, NY 10019
(212) 981-2646

Raven Rock Capital, LLC
105 Miramar Place
Chapel Hill, NC 27517
(919) 442-5215

Blue Jay Capital
Management, LLC
27 Frost Lane
Lawrence, NY 11559
(516) 374-1500

FrontFour Capital
35 Mason St., 4th Floor
Greenwich, CT 06830
(203) 274-9057

KeyPoint Capital
Management, LLC
3100 Monticello Ave.Suite 400
Dallas, TX 75205
(214) 420-8211

Mountaineer Partners
Management, LLC
150 E. 58th St., 14th Floor
New York, NY 10155
(646) 459-7063

Row Asset Management
295 Madison Ave., 8B New York, NY 10017
(949) 478-8300

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Hatteras Capital Distributors, LLC
8510 Colonnade Center Drive, Suite 150
Raleigh, NC 27615
(919) 846-2324

13.	If the fund is a unit investment trust (“UIT”) provide: N/A

(a)	Depositors’ name(s) and address(es):

(b)	Directors’ name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

◻    Yes             ☒    No

If Yes, for each UIT state (name, file no. and business address):

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒    Yes             ◻    No

If Yes, state the date on which the board vote took place:

March 20, 2017

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

◻    Yes             ☒    No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

Shareholder approval for the Liquidation was not required by Rule 17a-8 under the Investment Company Act of 1940 nor by the Fund’s Agreement and Declaration of Trust or bylaws.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒    Yes             ◻    No

(a)	If Yes, list the date(s) on which the fund made those distributions:

4/26/2017

(b)	Were the distributions made on the basis of net assets?

☒    Yes             ◻    No

(c)	Were the distributions made pro rata based on share ownership?

☒    Yes            ◻    No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: N/A

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

◻    Yes             ☒    No

If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

17.	Closed-end funds only: N/A

Has the fund issued senior securities?

◻    Yes             ◻    No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒    Yes            ◻    No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

N/A

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

◻    Yes             ☒    No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

◻    Yes            ☒    No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

◻    Yes             ☒    No

If yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $2,348

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately): $0

(iv)	Total expenses (sum of lines (i) - (iii) above): $2,348

(b)	How were those expenses allocated?

All of these expenses were allocated to Hatteras Funds, LP Applicant’s investment adviser.

(c)	Who paid those expenses?

All of these expenses have been paid by Hatteras Funds, LP Applicant’s investment adviser.

(d)	How did the fund pay for unamortized expenses (if any)?

 Applicant had no unamortized expenses.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

◻    Yes             ☒    No

If Yes, cite the release number of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

◻    Yes            ☒    No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

◻    Yes             ☒    No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger:

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940, as amended, on behalf of Underlying Funds Trust, (ii) he is the President of Underlying Funds Trust and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ David Perkins
David Perkins
President